UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 8, 2011

CEMEX, S.A.B. de C.V.

(Exact name of Registrant as specified in its charter)

CEMEX PUBLICLY TRADED STOCK CORPORATION WITH VARIABLE CAPITAL

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

                  Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Contents

CEMEX, S.A.B. de C.V.’s shareholders approved certain amendments to CEMEX, S.A.B. de C.V.’s By-Laws (estatutos sociales) at the extraordinary shareholders’ meeting held on February 24, 2011. CEMEX, S.A.B. de C.V. has elected to file an English translation of the amended By-Laws in this Report on Form 6-K in the attached Exhibit 1.

EXHIBIT NO.	DESCRIPTION

1.	English translation of CEMEX, S.A.B. de C.V.’s By-Laws, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	March 8, 2011	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	English translation of CEMEX, S.A.B. de C.V.’s By-Laws, as amended.